Exhibit 99.1

Joined by Philanthropist Melanie Lundquist and Impact Investor Kat Taylor, Inna Braverman CEO of Eco Wave Power Unveiled United States’ First Onshore Wave Energy Technology at the Port of Los Angeles

Los Angeles, California, (January 26, 2023) – During a press conference held at AltaSea at the Port of Los Angeles on the 12th of January, 2023, Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”) unveiled its disruptive wave energy technology for the first time in the United States. The demonstration of the technology is believed to be the first-ever onshore wave energy station showcased in the United States.

The press conference also featured the grand opening and ribbon-cutting of an office and commercial loan hub of Beneficial State Bank, which is supportive of blue economy related technologies.

The speakers at the press conference were:

●	Inna Braverman, Founder and CEO of Eco Wave Power
●	Kat Taylor, Co-founder & Board Chair of Beneficial State Bank
●	Hon. Tim McOsker, Los Angeles City Councilmember
●	Dr. Melanie Lundquist LHD, AltaSea Trustee & Giving Pledge Signatory
●	Terry Tamminen, President & CEO of AltaSea & former CalEPA Secretary.

During her speech, Inna explained that Eco Wave Power chose AltaSea as the location of their first-ever United States wave energy pilot site because AltaSea’s mission is committed to building out the burgeoning blue economy and they are partnering with some of the most important technology and environmental companies in the world to make that happen. With climate change at the forefront of the threats to our world, fostering innovation is key to solving the climate crisis.

AltaSea President and CEO Terry Tamminen, former CalEPA Secretary, told the crowd: “I got to see Eco Wave Power’s full-scale operation at the Port of Jaffa in Israel, and it was so impressive..”

Kat Taylor, Co-founder and Board Chair of Beneficial State Bank stated: “The ocean has the potential to power America’s green-blue economy, which is why we’re incredibly excited to be part of AltaSea’s dynamic community of businesses and researchers. It is essential to invest in the Blue Economy and renewable energy like Eco Wave Power’s first-ever onshore wave energy technology, which is clearly making waves in the environmental sector.”

Also speaking at the press conference was AltaSea Trustee and Giving Pledge Signatory Dr. Melanie Lundquist, LHD, along with AltaSea Board Chair and former Port of Los Angeles Executive Director Dr. Geraldine Knatz.

“Thank you so much for making AltaSea your first stop in opening America to the power of wave energy,” said Lundquist during the press conference.

Melanie and her husband, Richard Lundquist, are two of California’s most significant philanthropists. They have appeared four times on The Philanthropy 50, the annual list of America’s 50 most generous philanthropists published by the Chronicle of Philanthropy. In their philanthropic pursuits, they focus on education, health care delivery, biomedical research and innovation, and efforts to combat climate change. In 2019, Lundquist was named “Philanthropist of the Year” by the Los Angeles Business Journal.

Lundquist later toured the station with Braverman and Taylor.

Inna Braverman commented: “Standing alongside and talking about our planet’s future with Kat, Melanie, and Geraldine – three incredibly important women that have blazed new trails – is a great honor. I often say that the only thing stronger than wave energy is girl power. I’m looking forward to collaborating further with Melanie and Kat in our work to solve the climate crisis.”

She also added: “The beauty of our technology is that it is simple, easy to maintain, and environmentally friendly – a true win-win for the world. I’m thrilled by the enthusiasm and excitement around our demonstration, and we are looking forward to forging the path to adding wave energy into the U.S. renewable energy mix to help reach the U.S. goal of a 100% renewable future.”

Just last year, Eco Wave Power entered into an agreement with AltaSea to implement a first of its kind wave energy pilot at AltaSea’s premises at the Port of Los Angeles. In just over a year, Eco Wave Power has successfully modified, upgraded, and transported the conversion unit to Los Angeles. The project’s timeline showcases another benefit of Eco Wave Power’s patented technology – its ability to be easily transported and replicated to fit the energy needs of a country’s coastline.

According to the U.S. Energy Information Administration, wave energy can supply up to 66% of the United States’ energy needs, and this is especially significant considering a recent U.N study showing that around 60% of the global pollution is directly caused by the way that the world currently produces its electricity.

Also, it is important to note that the event occurred just two days after historic storms swept through California – another sign that alternative clean energy sources are needed to help answer the current climate crisis.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company is currently finalizing the construction of its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology” and will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles. The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 404.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com. Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

For additional investor/media inquiries, please contact:

Investors Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Inquiries:

Jacob Scott, Vectis Strategies

+1.412.445.7719

jscott@vectisstrategies.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave is using forward-looking statements when it discusses: further collaborating with third parties to combat the climate crisis; adding wave energy into the U.S. renewable energy mix; its plans to comments the installation of its pilot project at AltaSea at the Port of Los Angeles; and the Company’s current 404.7 MW project pipeline. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

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